

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

Pavel Raifeld
Chief Executive Officer
Innoviva, Inc.
1350 Old Bayshore Highway
Suite 400
Burlingame, CA 94010

> **Re: Entasis Therapeutics Holdings Inc.**
> **Schedule 13E-3 and Schedule TO filed on June 7, 2022 by Innoviva, Inc. and**
> **Innoviva Merger Sub, Inc.**
> **File No. 005-90651**

Dear Mr. Raifeld:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed on June 7, 2022

General

1. Please amend the Schedule 13E-3 to reflect any changes made to the disclosure included in the Offer to Purchase and Schedule 14D-9 in response to staff comments. Please also revise the signature block to include the Purchaser.

2. Please describe the effects of the transaction on Entasis's affiliates and unaffiliated security holders, including the effect of the transaction on the Purchaser Parties' interest in the net book value and net earnings of Entasis in both dollar amounts and percentages. Refer to Exchange Act Rule 13e-3(e), Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Schedule TO filed on June 7, 2022

14. Position of Parent and Purchaser Regarding Fairness of the Offer and Merger, page 47

3. We note the disclosure on page 47 that "[t]he Purchaser Parties reasonably believe that the Offer Price and the Merger Consideration to be received by the Unaffiliated Stockholders are fair to such Unaffiliated Stockholders." The term "Unaffiliated Stockholders" is defined to mean "the stockholders of Entatsis [sic] other than the Purchaser Parties." Please note that the staff considers officers and directors of Entasis to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of Entasis or its affiliates who are not necessarily members of the Purchaser Parties or their affiliates. Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a).

4. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (ii) and (vi) of Instruction 2 to Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard. In responding to this comment with respect to 1014(c), please refer to our preceding comment regarding the definition of "Unaffiliated Stockholders."

General

5. With a view towards disclosure, please advise why the Minimum Condition excludes shares beneficially owned by Manousos Perros, the Entasis CEO.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Jonathan S. Kubek, Esq.